________________________________________






                            	UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

				    SCHEDULE 13G

			Under the Securities Exchange Act of 1934
			(Amendment No. ___________)*



			Harbor Custom Development, Inc.
		________________________________________
			(Name of Issuer)



			Series A Cumulative Convertible Preferred Stock, Warrants
		________________________________________
			(Title of Class of Securities)


			41150T207
		________________________________________
				(CUSIP Number)


			December 31, 2022
         	________________________________________
	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ x ]	Rule 13d-1(b)

[   ]	Rule 13d-1(c)

[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 41150T207
	________________________________________

-----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bard Associates, Inc.                               36-3452497

------------------------------------------------------------------------------

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) /  /
		(b) /  /


--------------------------------------------------------------------------------

3.	SEC Use Only


--------------------------------------------------------------------------------
4.	Citizenship or Place of Organization

	Illinois

--------------------------------------------------------------------------------

Number of	5.	Sole Voting Power
Shares
Beneficially	86,580 (Represents 5,000 shares Series A Cumulative
Owned by		Convertible Preferred Stock converted into 27,780
Each Reporting	common shares [Ratio 1 PFD = 5.556 COM] and 58,800
Person with		Warrants)
			---------------------------------------------
			6.	Shared Voting Power

			0
			---------------------------------------------
		7.	Sole Dispositive Power

			86,580 (Represents 5,000 shares Series A Cumulative Convertible Preferred Stock converted into 27,780 common shares [Ratio 1 PFD = 5.556 COM] and 58,800 Warrants)
			---------------------------------------------
		8.	Shared Dispositive Power

		      1,495,133 (Represents 160,715 shares Series A
			Cumulative Convertible Preferred Stock converted into 892,933 common shares [Ratio 1 PFD = 5.556 COM] and 602,200 Warrants)
			---------------------------------------------

----------------------------------------------------------------------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,581,713 (Represents 165,715 shares Series A Cumulative
	Convertible Preferred Stock converted into 920,713 common shares [Ratio 1 PFD = 5.556 COM], and 661,000 Warrants.)

----------------------------------------------------------------------------


10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 	(See Instructions)  /   /


-----------------------------------------------------------------------------

11.	Percent of Class Represented by Amount in Row (9)

	9.9%

-----------------------------------------------------------------------------

12.	Type of Reporting Person (See Instructions)

	IA

-----------------------------------------------------------------------------
ITEM 1.
	(a)	Name of Issuer

		Harbor Custom Development, Inc.
-----------------------------------------------------------------------------

	(b)	Address of Issuer's Principal Executive Offices

		11505 Burnham Dr., Suite 301
		Gig Harbor, WA 98332

------------------------------------------------------------------------------
ITEM 2.

	(a)	Name of Person Filing

		Bard Associates, Inc.
-----------------------------------------------------------------------------

	(b)	Address of Principal Business Office or, if none, Residence

		135 South LaSalle Street, Suite 3700
		Chicago, IL  60603

-----------------------------------------------------------------------------

	(c)	Citizenship

  		United States
-----------------------------------------------------------------------------


	(d)	Title of Class of Securities

		Series A Cumulative Convertible Preferred Stock, Warrants
------------------------------------------------------------------------------


	(e)	CUSIP Number

		41150T207
------------------------------------------------------------------------------

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
	240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE
	PERSON FILING IS A:

		(a)	/     / Broker or dealer registered under section 15 of
			The Act (15 U.S.C. 78o).

		(b)	/    / Bank as defined in section 3(a)(6) of the Act
			(15 U.S.C. 78c).

		(c)	/    / Insurance company as deined in section 3(a)(19)
			Of the Act (15. U.S.C. 78c).

		(d)	/   / Investment company registered under section 8 of
			The Investment Company Act of 1940 (15 U.S.C. 80a-8).

		(e)	/ x / An investment adviser in accordance with Section
			240.13d-1(b)(1)(ii)(E);

		(f)	/   / An employee benefit plan or endowment fund in accordance
			with Section 240.13d-1(b)(1)(ii)(F);

		(g)	/   / A parent holding company or control person in accordance
			with Section 240.13d-1(b)(1)(1)(ii)(G);

		(h)	/   / A savings association as defined in Section 3(b) of the
			Federal Deposit Insurance Act (12 U.S.C. 1813);

		(i)	/   / A church plan that is excluded from the definition of an
			Investment company under section 3(c)(14) of the Investment
			Company Act of 1940 (15. U.S.C. 80a-3);

		(j)	/   / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

-------------------------------------------------------

ITEM 4.	OWNERSHIP

	The information reported below in the Item 4(a) is as of December 31, 2022, consisting of 1,581,713 (Represents 165,715 shares Series A Cumulative
	Convertible Preferred Stock converted into 920,713 common shares
	[Ratio 1 PFD = 5.556 COM], and 661,000 Warrants.)

	The percentage set forth in Item 4(b) is calculated based on 15,958,085 shares
	outstanding, comprised of 14,376,372 shares of the Issuer's Common Stock
	outstanding as reported in the Issuer's 10-Q for the period September 30,2022
	(filed November 14,2022) plus our 1,581,713 Series A Cumulative Convertible
	Preferred Stock and Warrants, as converted.


		(a)	Amount beneficially owned:

			1,581,713 (Represents 165,715 shares Series A Cumulative
			Convertible Preferred Stock converted into 920,713 common shares
			[Ratio 1 PFD = 5.556 COM], and 661,000 Warrants.)


		(b)	Percent of Class

			9.9%

		(c) 	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote

			86,580 (Represents 5,000 shares Series A Cumulative Convertible Preferred Stock converted into 27,780 common shares [Ratio 1 PFD = 5.556 COM] and 58,800 Warrants)
			----------------------------------------------------
			(ii)	Shared power to vote or to direct the vote

			0
			------------------------------------------------------
			(iii)  Sole power to dispose or to direct the disposition of

			86,580 (Represents 5,000 shares Series A Cumulative
			Convertible Preferred Stock converted into 27,780
			common shares [Ratio 1 PFD = 5.556 COM] and 58,800
			Warrants)
			------------------------------------------------
			(iv)  Shared power to dispose or to direct the disposition of

			1,495,133 (Represents 160,715 shares Series A
			Cumulative Convertible Preferred Stock converted into 892,933 common shares [Ratio 1 PFD = 5.556 COM] and 602,200 Warrants)
			---------------------------------------------------------

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof The reporting person has ceased to be the beneficial owner of more than five
Percent of the class of securities, check the following   /   /.


ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
		ANOTHER PERSON


ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THE SECURITY BEING REPORTED ON
	BY THE PARENT HOLDING COMPANY OR CONTROL PERSON


ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
	GROUP


ITEM 9.	NOTICE OF DISSOLUTION OF GROUP


ITEM 10.CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



					SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 06, 2023
				-------------------------------------------
					Date

				/s/ Timothy B. Johnson
				----------------------------------------------
					Signature

				Timothy B. Johnson/ President
				-----------------------------------------------------
					Name/Title